Transaction Value

	Transaction Value	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$18,771,110	$110.20 per $1,000.00	$2,068.58
Fees Previously Paid	$-	$-	$-
Total Transactional Value	$18,771,110	$-	$2,068.58
Total Fees Due for Filing	$-	$-	$-
Total Fees Previously Paid	$-	$-	$-
Total Fee Offsets	$-	$-	$-
Net Fee Due	$-	$-	$2,068.58